Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended November 30,
	2003	2002

AVERAGE MARKET PRICE PER SHARE	$1.93	$1.12

NET INCOME (LOSS)	$(253,658)	$47,983

Basic weighted average number of common shares outstanding	3,318,900	3,266,400

Dilutive effect of stock options	—	116,086

Diluted weighted average number of common shares outstanding	3,318,900	3,382,486

Basic earnings (loss) per share	$(.08)	$.02

Diluted earnings (loss) per share	$(.08)	$.01